

Nasdaq: PEBO

Investor Presentation

3rd Quarter 2014

Safe Harbor Statement



Statements in this presentation which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include discussions of the strategic plans and objectives or anticipated future performance and events of Peoples Bancorp Inc. ("Peoples").

The information contained in this presentation should be read in conjunction with Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, filed with the Securities and Exchange Commission ("SEC") and available on the SEC's website (www.sec.gov) or at Peoples' website (www.peoplesbancorp.com).

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in Peoples' 2013 Annual Report on Form 10-K filed with the SEC under the section, "Risk Factors" in Part I, Item 1A. As such, actual results could differ materially from those contemplated by forward-looking statements made in this presentation. Management believes that the expectations in these forward-looking statements are based upon reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations. Peoples disclaims any responsibility to update these forward-looking statements to reflect events or circumstances after the date of this presentation.

Additional Information



This presentation does not constitute an offer to sell, or the solicitation of an offer to buy, securities of Peoples Bancorp Inc. ("Peoples"). Peoples has filed a registration statement on Form S-4 and will file other documents regarding the proposed merger with NB&T Financial Group, Inc. ("NB&T") referenced in this presentation with the Securities and Exchange Commission ("SEC") to register the shares of Peoples common stock to be issued to the shareholders of NB&T. The registration statement includes a joint proxy statement/prospectus which will be sent to the shareholders of both NB&T and Peoples after the registration statement has been declared effective by the SEC and in advance of their respective special meetings of shareholders to be held to consider the proposed merger.

SHAREHOLDERS AND INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT PEOPLES, NB&T AND THE PROPOSED TRANSACTION.

A free copy of these documents and other filings containing information about Peoples, may be obtained after their filing at the SEC's website (www.sec.gov). Additionally, free copies of these documents may be obtained on Peoples' website (www.peoplesbancorp.com) in the "Investor Relations" section of or by a written request mailed to:

Peoples Bancorp Inc.
Attn: Investor Relations
138 Putnam Street
PO Box 738
Marietta OH 45750-0738



Overview



Corporate Profile



- **Financial holding company headquartered in Marietta, Ohio.**
  - Provide a broad range of banking, insurance, and investment services
- **Current snapshot:**
  - Assets: $3.2 billion* — Loans: $2.0 billion*
  - Deposits: $2.5 billion*
  - Market capitalization: $342 million
  - Assets under Management: $1.5 billion
- **Current footprint**
  - Located along major transportation routes
  - Demographics:
    - Total population: Approx. 5.0 million
    - Median income: $39,189
  - Key industries:
    - Health care
    - Manufacturing (plastics/petrochemicals)
    - Oil/gas/coal activities (shale opportunities)
    - Education and social services
    - Tourism
  - Unemployment rates:
    - OH : 5.7%
    - WV: 6.6%
    - KY: 7.1%
    - US: 6.1%



Market data as of October 27, 2014
Unemployment data as of August 2014
*Financial data is September 30, 2014, adjusted for pending acquisitions



Key Accomplishments



- **Building greater bottom-line earnings momentum**
  - Solid performance in 2014 with meaningful contributions across the company
- **Growing top-line revenue while remaining disciplined with expenses**
  - Strong organic revenue growth YTD; up 17% with M&A activity
  - Approximately 36% of total revenue is being derived from fee-based businesses
  - Net interest margin expanding due to loan growth and acquisitions
  - Improving efficiency and core earnings strength
- **Strong organic growth and increasing sales production**
  - Annualized organic loan growth in the range of 8% to 10% in 2014
  - Net retail checking account growth of 3% to 4% per year
  - Improved cross-sell ratio from 5.1 in 2012 to 5.6 in 2014
- **Asset quality restored to pre-crisis levels**
  - Nonperforming assets and charge-offs below 2007 level
- **Maintained quarterly dividend of $0.15 per share**
  - Four increases since year-end 2011; 3-year CAGR = 14.5%
- **Completing acquisitions in all three lines of business**
  - 5 banks, 4 insurance agencies and 2 investment firms acquired since 2012
  - 1 pending bank acquisition expected to be completed in Q1 2015



Current Outlook



- **Committed to generating positive operating leverage each year**
  - Over 8% organic revenue growth expected for 2014
  - Key drivers of revenue growth include higher loan balances and sales production
  - Expense growth in 2014 due to recent strategic investments
  - Excluding one-time acquisition costs and pension settlement charges, efficiency ratio expected to be in target range of 68% to 70% for 2014

- **Meaningful organic loan growth while improving portfolio diversity**
  - Over 13% organic loan growth compared to 3rd quarter last year.
  - Greater emphasis on consumer lending; improve commercial mix
  - Loan production volumes capable of generating 8% to 10% annual organic growth

- **Preserve superior asset quality through strong credit risk management**
  - Committed to sound underwriting and credit discipline
  - Maintain key metrics in top quartile of peer group at all times
  - Net charge-offs within long-term historical range of 20 – 40 bps

- **Prudent deployment of capital and grow long-term shareholder value**
  - Strong capital position supports active M&A strategy
  - Excluding 2014 acquisition costs, dividend payout within target range of 30% to 40%



2015 Outlook



- **Target efficiency ratio below 65% for second half of 2015**
  - Expect full phase-in of cost savings from NB&T during the second quarter
  - Improve core efficiency in each business line

- **Effective balance sheet management**
  - Reduce relative size of the investment portfolio to within a range of 24% to 26% of total assets and mix shift balances into the loan portfolio
  - Mix shift balances from interest bearing deposits into non-interest bearing DDA

- **Organic loan growth of 5% to 7% from beginning to end of year**
  - Commercial loan growth ranging from 6% to 8%
  - Consumer loan growth ranging from 3% to 5%
  - Expand capabilities and production within our new markets

- **Superior asset quality standards**
  - Annual net charge-off rate of 20 to 30 basis points to average loans
  - Large commercial loan recoveries are expected to diminish
  - Minor fluctuations in asset quality trends due to acquisitions

- **Active acquisition strategy to continue**
  - Evaluate new markets for potential bank acquisition opportunities
  - Prioritize insurance and investment acquisitions to maintain fee-based revenue in the range of 35% to 40% of total revenue



Investment Rationale



- **Unique community banking model**
  - Greater revenue diversity for a community bank our size (35% to 40% fee-based)
  - Strong community reputation and active involvement
  - Local market teams capable of outmaneuvering larger banks
  - More sophistication and product breadth than smaller banks
- **Strong, growing fee-based businesses**
  - Sizable market share in several areas
  - Prior insurance acquisitions producing steady returns
  - Potential wealth management opportunities from shale activity
- **Capacity to grow our franchise**
  - Strong fundamentals (capital, liquidity, competency) to support active M&A
  - Robust and scalable IT capabilities
  - Passionate, talented and diverse associates
- **Committed to disciplined execution**
  - Strong, integrated enterprise risk management process
  - Focused on business line performance and contribution



Stock Performance





*YTD Non-Annualized
Total Return includes impact of dividends
Peers include: BKYF, CCNE, CHCO, CNND, CTBI, FBMI, FDEF, FISI, FMNB, FRME, GABC, HBNC, ISBA, LKFN, LNBB, MSFG, SRCE, STBA, SYBT, THFF, TMP

Data as of October 28, 2014



Recent Acquisition Activity



Peoples BANCORP®

Recent Bank Acquisitions



October 2013
Ohio Commerce Bank
Single office in Beachwood
Total assets = $123 million

October 2014
North Akron Savings Bank
Four offices headquartered in North Akron
Total assets = $146 million

August 2014
Ohio Heritage Bancorp
Six offices headquartered in Coshocton
Total assets = $248 million

May 2014
Midwest Bancshares
Two offices headquartered in Wellston
Total assets = $91 million

September 2012
Sistersville Bancorp
Two offices headquartered in Sistersville
Total assets = $49 million

Pending - December 2014
NB&T Financial Group
22 offices headquartered in Wilmington
Total assets = $650 million



Cleveland
77
OH
Columbus
70
Cambridge
Zanesville
Lancaster
Baltimore
Byesville
Caldwell
33
McConnelsville
New Martinsville
Morgantown
71
Jackson
Nelsonville
The Plains
Lowell
Vienna
79
Cincinnati
50
Marietta
Greenup
Gallipolis
Point Pleasant
Russell
Summit
Huntington
WV
Ashland
64
Charleston
KY
Pikeville

Peoples BANCORP





NB&T Financial Group Transaction

NationalBank AND TRUST COMPANY

NB&T Financial Group Inc.

(NASDAQ: NBTF)

- Deal announced on August 4, 2014
- 22 offices in SW Ohio
- Important step in Peoples' quest to "Build the Best Community Bank in America"
- Top market share in both Clinton County and Brown County



Peoples Bancorp (56)
NB&T Financial (22)
Cleveland
Akron
Columbus
Dayton
Zanesville
Athens
Chillicothe
Charleston
U N I T E D S T A T E S
O H I O

Creates one of the largest, most profitable community banks in Ohio





NB&T Financial Group Transaction

Transaction Summary

Deal Value:	$109 million; $31 per share; 160% of TBV
Consideration:	75% stock / 25% cash Fixed exchange ratio 0.9319 plus $7.75 in cash per share
PIPE Offering:	$42.5 million or 1,847,826 common shares at $23.00. Used to fund cash portion of acquisition and deal costs.
Cost savings:	30-35%. Assumes no branch closures
Loan credit mark:	2.3%
One-time costs:	Approximately 10% of deal value
Due diligence:	Completed
Required Approvals:	• NB&T and PEBO shareholders • Regulatory
Anticipated Closing / Conversion Dates:	• Closing: Q1 2015 • System Conversion: Q1 2015

Transaction rationale:

- Market expansion to southwest, Ohio (Cincinnati / Dayton) marketplace
- Hired Ed Reilly, former southwest Ohio District President for KeyBank, to lead southwest Ohio
- Resulting in assets over $3 billion and market cap of approximately $426 million based on aggregation of closed and pending deals using September 30, 2014 financial statements for each entity and the equity offering
- Will move to 12th highest deposit market share in Ohio

Financial summary (as of 9/30/14):

- Total assets = $650.0 million
- Total loans = $401.2 million
  - Balanced loan portfolio: 40% commercial; 38% residential real estate
- Total deposits = $557.2 million
  - Mostly checking, savings and MMDA

Financial impact:

- Annual EPS accretion (fully phased-in) of $0.10
- Dilution earn-back under 5 years
- Double-digit IRR



Current Strategic Priorities



Our Strategic Road Map



"The Best Community Bank in America"

Responsible Risk Management	Extraordinary Client Experience	Profitable Revenue Growth	Superior Workforce
• Our Way of Life	• Delight the customer! Share the WOW moments	• Passionate consistent execution of the sales & service process	• Desire to be the best
• Asset Quality	• Professional, caring associates consistently delivering the right advice & solutions	• Proactively seek the ideal client relationship	• Work together across boundaries
• Compliance Regulatory	• Products & services delivered through customers' choice of channels	• Retain our best customers	• Right person/Right job
• Operational Risk		• Understand customer needs; cross-sell, deepen relationships	• Culture of learning
• Information Security			• Coaching makes us better
• Change Management	• Excellence at every touch point	• Disciplined M&A to get better, not just bigger	• Accountability for performance and behavior
• Execution Risk	• DWYSYWD	• Explore new revenue opportunities	• Reward and recognition

How we do it:

1. **Create a Winning Culture:** Willing to learn and change/help each other win and communicate effectively
2. **Human Capital Development:** Define behaviors and goals/provide the training/measure/coach/reward/accountability
3. **Pricing Discipline:** What we do is valuable! Price it right. Get paid for it.
4. **Operating Efficiencies:** Quest for continuous improvement/revenue growth faster than expense growth
5. **Merger Integration:** Manage the risk/retain and grow the revenue/lower the cost/delight the community/build PEBO culture
6. **Follow our Disciplines:** Sales, Service, Risk Management, Credit, etc.

16

Strategic Priorities



Positive Operating Leverage	• Primary emphasis on revenue growth • Disciplined expense management • Expand revenue vs. expense growth gap beyond 2% • Target efficiency ratio below 65%
Superior Asset Quality	• Balance growth with prudent credit practices • Improve diversity within loan portfolio • Preserve key metrics superior to most of our peers
High Quality Balance Sheet	• Adjust earning asset mix by shifting investments to loans • Achieve meaningful loan growth each year • Maintain emphasis on core deposit growth • Prudent use of capital (dividends & acquisitions)



Strategic Targets



	Metrics	Actual 2012	Actual 2013	Actual Q3 2014	5-Year Strategic Target Range
Positive Operating Leverage	Net interest margin (Fully-tax equivalent)	3.39%	3.25%	3.46%	3.60% to 3.80%
	Total revenue growth	2.90%	3.53%	19.49%	5% to 8%
	Total expense growth	3.49%	7.55%	28.64%	3% to 6%
	Non-interest income to total revenue	39.10%	40.19%	35.48%	35% to 40%
	Efficiency	69.55%	71.90%	77.61%	58% to 62%
Superior Asset Quality	NPAs to total loans + OREO	1.48%	0.81%	0.67%	0.70% to 1.00%
	Net charge-offs to average loans (1)	0.12%	−0.35%	-0.15%	0.30% to 0.50%
High Quality Balance Sheet	Loans to total assets	51.36%	58.09%	61.77%	60% to 70%
	Deposits to total funding	89.42%	87.04%	89.03%	80% to 90%
	Tier 1 common equity	14.06%	12.42%	14.53%	10% to 13%
	TCE to tangible assets (2)	8.28%	7.26%	9.43%	7.50% to 8.50%
Execute on Strategies	Return on common equity	9.52%	7.92%	5.91%	Over 10%
	Return on assets	1.11%	0.91%	0.74%	Over 1%
	Pre-provision net revenue to assets	1.41%	1.26%	0.97%	Over 1.80%
	Revenue vs. expense growth gap	-0.59%	−4.02%	-9.15%	Over 2%
	Dividend payout (3)	23.96%	35.07%	39.49%	30% to 40%

Current 5-year strategy planning period = 2015 to 2019

(1) Presented on an annualized basis
(2) Non-GAAP financial measure. See Appendix.



(3) Dividend data reflects amounts declared with respect to earnings for the quarterly period indicated.

Our M&A Strategy



- **Optimize our current footprint**
  - Gain market share and improve operating efficiency
  - Create more density through disciplined expansion

- **Target areas with characteristics similar to existing markets**
  - Expand along major transportation routes
  - Focused on "mid-major" communities or suburbs of major cities

- **Acquire franchises that complement our strategy**
  - Maintain revenue diversity with insurance and investment providers
  - Capitalize on accretion potential of smaller banks (under $200 million)
  - Improve balance sheet mix and size with larger banks ($200-800 million)

- **Improve shareholder return**
  - All transactions must be accretive by year 2
  - Limit dilution of tangible book value to 5% per transaction
  - Recapture tangible book value dilution within 4 years

- **Use M&A to augment organic growth**



Target Growth Areas





I-70 Expansion
- High growth potential
- Recently added new talent

I-77 Expansion
- Bank opportunities
- Wealth management and insurance opportunities
- Shale oil / gas activity

Southwest Ohio
- Wealth management or insurance opportunities to complement NB&T
- Attractive growth and market dynamics

Footprint Development
- Increase market share in all areas
- Insurance & wealth management expansion potential

Morgantown Potential
- Minimal community banks
- Nearly 30,000 people

Kentucky Expansion
- Bank opportunities in other parts of the state

I-64 Expansion
- Insurance & wealth management growth opportunities
- Explore banking opportunities

Customers and Markets



Utica/Marcellus Shale Opportunity

Both opportunities are present in PEBO'S market area







- **Key driver of stronger economic activity**
  - Land owners acquiring wealth from selling drilling rights
  - Hospitality sector benefiting from nonresident workers
  - Local businesses supplying products and services to drilling companies
- **Working to help clients with their unique challenges**
  - Hosting educational seminars in various communities
  - Energy expertise within our insurance business



Our Capabilities



Online Channel	***National Banks***					PEOPLES BANCORP	***Community Banks***				
	Chase	Wells Fargo	Bank of America	PNC	Huntington		City National	Community Trust	Wes-Banco	Park National	United Bank
Bill Pay	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Online Account Opening	Yes	Yes	Yes	Yes	Yes	Yes ⭐	Yes	No	No	No	No
Online Loan Applications	Yes	Yes	Yes	Yes	Yes	Yes ⭐	No	No	Yes	No	No
Online Financial Management	No	Yes	Yes	Yes	Yes	Yes ⭐	No	No	No	No	Yes
ACH, Wires Stop Payments	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Positive Pay	Yes	Yes	Yes	Yes	Yes	Yes ⭐	No	No	No	Yes	Yes
Tax Services	Yes	Yes	Yes	Yes	Yes	Yes ⭐	No	No	Yes	No	No
P2P Payments	Yes	Yes	Yes	Yes	No	Pending	No	Yes	No	No	No
Online Chat	No	No	Yes	Yes	Yes	Yes ⭐	No	No	No	No	No
Mobile Channel											
Text Alerts	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No
Bill Pay-Specific to Mobile	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
iPhone/iPad/Andriod Apps	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Text Banking	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Mobile Deposit Capabilities	Yes	Yes	Yes	Yes	Yes	Yes ⭐	No	No	Yes	Yes	No
Business Support Center	Yes	Yes	Yes	Yes	Yes	Yes ⭐	No	No	Yes	No	No
Social Media Channel											
Facebook	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No
Twitter	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	Yes
YouTube	Yes	Yes	Yes	Yes	Yes	Yes ⭐	No	No	No	No	Yes
LinkedIn	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Other Channels											
Prepaid Debit Card	Yes	Yes	Yes	Yes	No	Yes ⭐	No	Yes	No	Yes	No
Prepaid Gift Card	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	Yes	Yes
Employer-Loaded PayCards	Yes	N/A	Yes	N/A	Yes	Yes ⭐	No	No	No	No	No

⭐ Indicates Peoples has advantage over Community Bank group



Information accurate as of October 2014

Our Brand Promise



We will work side by side to overcome challenges and seize opportunities. We will listen and work with you. Together we will build and execute thoughtful plans and actions, blending our experience & expertise to move you toward your financial goals.

Our core difference is providing you peace of mind, confidence, and clarity in your financial life.

Working Together. Building Success.

Core values are constant
Clients as a focus
Business with integrity
Trust among Clients, Communities & Associates
Commitment to Communities
Continuous will to win
Development of Associates skills



Refreshing our Branches



- **18-month, 5-phase project**
  - Floor-to-ceiling renovations
  - Over $5 million being invested
  - Final phase completed Q1 2014
  - Used national branch design experts







Before

- **Key Benefits:**
  - All delivery channels "Best in Class"
  - Consistent look with our new brand
  - More engaging customer environment
  - Better utilization of office space
  - Enhanced customer sales discussions
  - Increased office visits and sales activity







After

Peoples BANCORP

Financial Performance

Peoples BANCORP

Annual Financial Summary



	Metrics	FY 2009	FY 2010	FY 2011	FY 2012	FY 2013
Financial Performance	Diluted EPS	$0.22	$0.34	$1.07	$1.92	$1.63
	Return on common equity	1.17%	1.76%	5.61%	9.52%	7.92%
	Return on assets	0.21%	0.28%	0.69%	1.11%	0.91%
	Net interest margin (FTE)	3.48%	3.51%	3.43%	3.39%	3.25%
	Efficiency ratio	60.14%	60.30%	68.98%	69.55%	71.90%
Capital	Tier 1 common equity	10.58%	11.59%	12.82%	14.06%	12.42%
	Total capital	16.80%	18.24%	16.20%	15.43%	13.78%
	TCE to TA (1)	7.22%	7.17%	8.22%	8.28%	7.26%
	Tangible Book Value per share (1)	$13.48	$12.16	$13.53	$14.52	$13.57
Asset Quality	NPAs to loans + OREO	3.85%	4.64%	3.41%	1.48%	0.81%
	NPAs to TCE + ALLL	24.36%	29.22%	19.42%	8.57%	6.01%
	ALLL to total loans	2.59%	2.79%	2.53%	1.81%	1.43%
	Net c/o's to avg loans	1.96%	2.66%	1.16%	0.12%	- 0.35%
	Loan loss prov to avg loans	2.35%	2.61%	0.84%	- 0.49%	- 0.42%

(1)   Non-GAAP financial measure. See Appendix.



Quarterly Financial Summary



	Metrics	3Q 2013	4Q 2013	1Q 2014	2Q 2014	3Q 2014
Financial Performance	Diluted EPS	$0.23	$0.47	$0.44	$0.32	$0.33
	Return on common equity	4.61%	9.09%	8.56%	5.91%	5.91%
	Return on assets	0.53%	1.01%	0.95%	0.67%	0.74%
	Net interest margin (FTE)	3.26%	3.46%	3.35%	3.39%	3.46%
	Efficiency ratio	72.47%	71.80%	71.13%	75.58%	77.61%
Capital	Tier 1 common equity	14.09%	12.42%	12.56%	12.33%	14.53%
	Total capital	15.46%	13.78%	13.92%	13.65%	15.73%
	TCE to TA (1)	8.16%	7.26%	7.66%	7.92%	9.43%
	Tangible Book Value per share (1)	$14.23	$13.57	$14.38	$15.10	$15.55
Asset Quality	NPAs to loans + OREO	1.06%	0.81%	0.79%	0.93%	0.67%
	NPAs to TCE + ALLL	6.71%	6.01%	5.72%	6.75%	4.27%
	ALLL to total loans	1.60%	1.43%	1.38%	1.32%	1.17%
	Net c/o's to avg loans (2)	- 0.26%	- 0.39%	0.07%	0.02%	-0.15%
	Loan loss prov to avg loans (2)	- 0.35%	- 0.33%	0.00%	0.19%	-0.11%

(1)   Non-GAAP financial measure. See Appendix.
(2)   Presented on an annualized basis



Key Drivers of Shareholder Value







Peers include: BKYF, CCNE, CHCO, CNND, CTBI, FBMI, FDEF, FISI, FMNB, FRME, GABC, HBNC, ISBA, LKFN, LNBB, MSFG, SRCE, STBA, SYBT, THFF, TMP

$1-5B peer group represents all publically-traded
  Midwest banks with total assets between $1 and $5 billion
Source: SNL Financial; Pricing data as of October 27, 2014

Earnings Performance







Net Interest Margin





Q3 2011 Q4 2011 Q1 2012 Q2 2012 Q3 2012 Q4 2012 Q1 2013 Q2 2013 Q3 2013 Q4 2013 Q1 2014 Q2 2014 Q3 2014

▲ Earning Assets ◆ Net Interest Margin ◆ Interest Bearing liabilities

Presented on a fully-tax equivalent basis



Non-Interest Income

($ in thousands)





	2007	2008	2009	2010	2011	2012	2013
■ Other	$3,252	$3,037	$3,594	$3,173	$3,224	$4,078	$2,942
■ E-Banking	$3,524	$3,882	$3,954	$4,686	$5,142	$5,955	$6,191
▨ Trust & investment	$4,983	$5,139	$4,722	$5,348	$5,548	$6,129	$7,122
■ Insurance	$9,701	$9,902	$9,390	$8,846	$9,265	$9,844	$12,201
■ Deposit service charges	$9,890	$10,137	$10,390	$9,581	$9,765	$8,965	$8,764



Balance Sheet Trends

($ in millions)

Earning Assets



	YE 2008	YE 2009	YE 2010	YE 2011	YE 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014
Net Loans (1)	$1,081.1	$1,024.8	$934.0	$914.8	$967.4	$963.1	$1,013.1	$1,040.3	$1,179.2	$1,209.6	$1,302.0	$1,485.8
Total Investments (2)	$698.1	$718.2	$663.4	$640.0	$689.1	$737.9	$659.8	$682.1	$688.2	$647.2	$642.3	$680.4

■Net Loans (1)   ■Total Investments (2)

Funding Sources



	YE 2008	YE 2009	YE 2010	YE 2011	YE 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014
Checking & Savings	$482.6	$549.7	$553.6	$607.4	$756.0	$833.8	$797.3	$828.9	$892.7	$956.4	$978.3	$1,103.4
Retail CD & MMDA	$731.9	$743.8	$720.5	$679.7	$680.7	$642.4	$588.1	$559.3	$639.0	$631.6	$642.0	$718.6
Wholesale funding	$581.6	$448.0	$319.2	$280.6	$232.2	$212.1	$268.6	$280.6	$284.5	$234.0	$275.3	$269.0

■Retail CD & MMDA   ■Checking & Savings   □Wholesale funding

(1) Amounts exclude loans held-for-sale
(2) Amounts represent amortized cost and excludes
FHLB/FRB stock



33

Loan and Deposit Composition



Loan Portfolio



- Deposit Account OD 0.2%
- Construction 1.7%
- HELOCs 5.0%
- Consumer 12.0%
- CRE 36.3%
- Residential Real Estate 27.4%
- C&I 17.4%

Deposit Portfolio



- Non-Interest Bearing 26.9%
- Retail CDs 22.0%
- MMDA 16.7%
- Public Funds 9.8%
- Savings 14.1%
- Brokered CDs 2.1%
- Interest-Bearing Demand 8.4%

Data as of September 30, 2014



34

Asset Quality Trends

($ in millions)



Provision for Loan Losses & Net Charge-offs



Nonperforming Assets



Allowance for Loan Losses



Classified Assets





Capital Trends



Leverage Ratios



Per Share Basis



Risk-Based Capital Ratios



Dividend Payout





Appendix



Non-GAAP Measures



PRE-PROVISION NET REVENUE

Pre-provision net revenue (PPNR) income represents a non-GAAP financial measure commonly used to evaluate the operating performance and trends of financial services companies, including Peoples. PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

	Year Ended December 31,					
($ in Thousands)	2008	2009	2010	2011	2012	2013
Income before income taxes	$ 7,615	$ 3,126	$ 5,753	$ 17,151	$ 29,910	$ 29,084
Add: Provision for loan losses	27,640	25,721	26,916	7,998	–	–
Add: Impairment lossess	4,260	7,707	1,786	–	–	–
Add: Loss on Debt Extinguishment	–	–	3,630	–	4,144	–
Add: Loss on loans held-for-sale and OREO	9	118	3,173	1,395	–	–
Add: Loss on other assets	10	–	88	31	248	241
Less: Recovery of loan losses	–	–	–	–	4,716	4,410
Less: Gain on loans held-for-sale and OREO	–	–	–	469	66	86
Less: Gain on securities	1,668	1,446	6,852	473	3,548	489
Less: Gain on other assets	775	15	–	41	–	–
Pre-provision net revenue	**$ 37,091**	**$ 35,211**	**$ 34,494**	**$ 25,592**	**$ 25,972**	**$ 24,340**
Average Assets	$1,910,002	$2,024,311	$1,961,727	$1,811,079	$1,841,289	$1,932,367
Pre-provision net revenue to average assets	1.94%	1.74%	1.76%	1.41%	1.41%	1.26%



Non-GAAP Measures



PRE-PROVISION NET REVENUE

Pre-provision net revenue (PPNR) income represents a non-GAAP financial measure commonly used to evaluate the operating performance and trends of financial services companies, including Peoples. PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital.

($ in Thousands)	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014
Income before income taxes	$ 6,898	$ 7,415	$ 6,931	$ 5,057	$ 5,984
Add: Provision for loan losses	–	–	8	583	–
Add: Loss on Debt Extinguishment	–	–	–	–	–
Add: Loss on loans held-for-sale and OREO	–	–	–	–	–
Add: Loss on securities	1	–	30	–	–
Add: Loss on other assets	29	125	7	187	185
Less: Recovery of loan losses	919	964	–	–	380
Less: Gain on debt extinguishment	–	–	–	–	67
Less: Gain on loans held-for-sale and OREO	10	–	18	–	9
Less: Gains on securities	–	46	–	66	124
Less: Gains on other assets	–	–	–	–	–
Pre-provision net revenue	**$ 5,999**	**$ 6,530**	**$ 6,958**	**$ 5,761**	**$ 5,589**
Average Assets *(in millions)*	$ 1,891.7	$ 2,011.9	$ 2,050.6	$ 2,091.0	$ 2,277.9
Pre-provision net revenue to average assets (a)	1.26%	1.29%	1.38%	1.11%	0.97%

(a) Presented on an annualized basis



Peoples BANCORP

Non-GAAP Measures



Peoples uses tangible common equity ratios to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-GAAP financial information since their calculation removes the impact of intangible assets acquired through acquisitions on the consolidated balance sheets. Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

	As of December 31,					
($ in Thousands)	2008	2009	2010	2011	2012	2013
Tangible Common Equity:						
Total stockholders' equity, as reported	$ 186,626	$ 243,968	$ 230,681	$ 206,657	$ 221,728	$ 221,553
Less: goodwill and other intangible assets	66,406	65,599	64,870	64,475	68,525	77,603
Less: preferred stockholders' equity	-	38,543	38,645	-	-	-
Tangible common equity	$ 120,220	$ 139,826	$ 127,166	$ 142,182	$ 153,203	$ 143,950
Tangible Assets:						
Total assets, as reported	$ 2,002,338	$ 2,001,827	$ 1,837,985	$ 1,794,161	$ 1,918,050	$ 2,059,108
Less: goodwill and other intangible assets	66,406	65,599	64,870	64,475	68,525	77,603
Tangible assets	$ 1,935,932	$ 1,936,228	$ 1,773,115	$ 1,729,686	$ 1,849,525	$ 1,981,505
Tangible Common Equity to Tangible Assets Ratio:						
Tangible common equity	$ 120,220	$ 139,826	$ 127,166	$ 142,182	$ 153,203	$ 143,950
Tangible assets	$ 1,935,932	$ 1,936,228	$ 1,773,115	$ 1,729,686	$ 1,849,525	$ 1,981,505
Tangible common equity to tangible assets	6.21%	7.22%	7.17%	8.22%	8.28%	7.26%
Tangible Book Value per Share						
Tangible common equity	$ 120,220	$ 139,826	$ 127,166	$ 142,182	$ 153,203	$ 143,950
Common shares outstanding	10,333,884	10,374,637	10,457,327	10,507,124	10,547,960	10,605,782
Tangible book value per share	$ 11.63	$ 13.48	$ 12.16	$ 13.53	$ 14.52	$ 13.57



Peoples BANCORP

Non-GAAP Measures



Peoples uses tangible common equity ratios to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-GAAP financial information since their calculation removes the impact of intangible assets acquired through acquisitions on the consolidated balance sheets. Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

(S in Thousdands)	September 30, 2013		December 31, 2013		March 31, 2014		June 30, 2014		September 30, 2014
Tangible Common Equity:									
Total stockholders' equity, as reported	$	222,247	$	221,553	$	230,576	$	244,271	$	319,332
Less: goodwill and other intangible assets		71,417		77,603		77,288		79,273		99,269
Tangible common equity	$	150,830	$	143,950	$	153,288	$	164,998	$	220,063
Tangible Assets:									
Total assets, as reported	$	1,919,705	$	2,059,108	$	2,078,253	$	2,163,892	$	2,433,763
Less: goodwill and other intangible assets		71,417		77,603		77,288		79,273		99,269
Tangible assets	$	1,848,288	$	1,981,505	$	2,000,965	$	2,084,619	$	2,334,494
Tangible Common Equity to Tangible Assets Ratio:									
Tangible common equity	$	150,830	$	143,950	$	153,288	$	164,998	$	220,063
Tangible assets	$	1,848,288	$	1,981,505	$	2,000,965	$	2,084,619	$	2,334,494
Tangible common equity to tangible assets		8.16%		7.26%		7.66%		7.92%		9.43%
Tangible Book Value per Share									
Tangible common equity	$	150,830	$	143,950	$	153,288	$	164,998	$	220,063
Common shares outstanding		10,596,797		10,605,782		10,657,569		10,926,436		14,150,279
Tangible book value per share	$	14.23	$	13.57	$	14.38	$	15.10	$	15.55





Nasdaq: PEBO

Investor Presentation

3rd Quarter 2014